Cowan, Mark A.

From:	Cowan, Mark A.
Sent:	Tuesday, June 19, 2012 2:14 PM
To:	boba.x.selimovic@ampf.com
Subject:	RE: Courtesy Copies

Boba,
We had the following comments:

1.   General

        The supplement is dated May 11, 2012. Please note that the supplement should be dated close to the effectiveness date.

2.   The "Optional Benefits" paragraph in the "Contract in Brief."

        Please clarify in this section that the investment restriction is currently limited to one approved investment option.

3.   "Charges – Optional Living Benefit Charges."

        Please define the term "minimum contract accumulation value." The term is also undefined in in the section entitled "Expense Summary – Optional Living Benefits."

4.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the company is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 -Mark

-----Original Message-----
From: boba.x.selimovic@ampf.com [mailto:boba.x.selimovic@ampf.com]
Sent: Monday, May 14, 2012 5:42 PM
To: Cowan, Mark A.
Subject: Courtesy Copies

Hi Mark,
On Friday, May 11, 2012, I filed two 485(a) filings (national and NY) on Form N-4 for RAVA 5 variable annuities (File Nos.811-07355/333-179380 and 811-07623/333-179335).
The purpose of the filings is to supplement prospectuses for the above variable annuities and re-launch the Accumulation Protector Benefit (APB) rider that we stopped selling on previously offered contracts.

Attached are courtesy copies of both prospectus supplements.

As noted in the cover letter, the APB optional living benefit will be available for new sales and the only differences between previously offered APB rider and new APB rider are:
   different rider fees,
   change of 80% automatic step up to a 90% automatic step up,
   and
   investment allocation restriction to Columbia VP – Managed
   Volatility Fund.

National and NY versions are identical.

Please let me know if you have any questions.
Thanks.
Boba

(See attached file: APB Supplement (July, 2012).docx)(See attached file:
APB NY supplement.docx)
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Boba Selimovic | Senior Manager – Legal Affairs | General Counsel's Organization

Ameriprise Financial | 5229 Ameriprise Financial Center | Minneapolis, MN
55474 | Routing H27/5229
Office: 612.671.7449 | Fax: 612.671.3767 | ameriprise.com

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